Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

October 28, 2024

Christopher R. Bellacicco, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Mr. Bellacicco:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to a comment relating to the Trust’s Post-Effective Amendment No. 226, which was filed on August 28, 2024. For ease of reference, set forth below is the comment followed by the Trust’s response.

Comment. Please supplementally explain the reason for changing the name of the AdvisorShares MSOS 2x Daily ETF (the “Fund”) to AdvisorShares MSOS Daily Leveraged ETF.

Response. The Trust represents that the Fund’s name is being changed to take into account the effect of various factors on the Fund’s ability to achieve exactly two times the daily total return of the AdvisorShares Pure US Cannabis ETF (for example, fees and expenses, assets under management, volatility in the cannabis market, end-of-day market volatility, end-of-day capacity constraints, counterparty limitations, and regulatory limitations). While the Fund continues to seek to achieve two times the daily total return, its actual daily investment results have been slightly above or slightly below two times the daily total return; therefore, the Fund is changing its name and adding “approximately” to its objective and strategy disclosure.

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001